UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)
CollaGenex Pharmaceuticals, Inc.
(Name of Subject Company)
Galderma Acquisition Inc.,
a wholly owned subsidiary of
Galderma Laboratories, Inc.
(Name of Filing Person — Offerors)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
19419B100
(CUSIP Number of Class of Securities)
Galderma Laboratories, Inc.
14501 North Freeway
Fort Worth, TX 76177
Attention: Quintin Cassady
Telephone: (817) 961-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy To:
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention: Paul S. Bird, Esq.
Telephone: (212) 909-6000
Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee**
$420,217,313.60	$16,514.54

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $16.60 per share (the “Offer Price”) by 25,314,296, the number of shares of common stock, par value $0.01 per share (“Shares”), of CollaGenex Pharmaceuticals, Inc. (“CollaGenex”) outstanding on a fully diluted basis as of February 22, 2008, as represented by CollaGenex in the Agreement and Plan of Merger with Galderma Laboratories, Inc. and Galderma Acquisition Inc., which Shares consist of (a) 21,576,533 Shares issued and outstanding, (b) 1,384,822 Shares subject to issuance upon exercise of outstanding options with an exercise price equal to or less than the Offer Price and (c) 2,352,941 Shares reserved for issuance upon conversion of the Series D-1 Cumulative Convertible Preferred Stock, par value $0.01 per share, of CollaGenex.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $30.90 per million dollars of the transaction valuation, which is calculated by multiplying the transaction valuation amount by .00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$16,514.54	Filing Party:	Galderma Laboratories, Inc.
Form or Registration No.:	SC TO-T	Date Filed:	March 10, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on March 10, 2008 (the “Schedule TO”), by Galderma Laboratories, Inc., a Delaware corporation (“Galderma US”), and Galderma Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Galderma US (“Offeror”), relating to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CollaGenex Pharmaceuticals, Inc., a Delaware corporation (“CollaGenex”), for $16.60 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of February 25, 2008 (the “Merger Agreement”), by and among CollaGenex, Galderma US and Offeror.
     All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.

Item 11.	Additional Information.
     Item 11(a)(5) of the Schedule TO is hereby amended and supplemented by replacing “None.” with the following paragraph:
     “On March 5, 2008, a purported shareholder of CollaGenex filed a purported class action lawsuit in the Court of Common Pleas of Bucks County in the Commonwealth of Pennsylvania, docketed as Ackerbauer v. Stewart, et al., Docket No. 0802280-33-1 (the “Action”) against CollaGenex, each of its directors, Galderma US and Offeror. The Action purports to be brought individually and on behalf of all public holders of shares of CollaGenex common stock (other than the defendants and their affiliates). The Action alleges that the director defendants breached their fiduciary duties to CollaGenex’s shareholders in connection with the Offer and that Galderma US and Offeror aided and abetted such alleged breach of the director defendants’ fiduciary duties. Based on these allegations, the Action seeks, among other relief, to enjoin, preliminarily and permanently, the acquisition of control of CollaGenex under the terms of the Merger Agreement, until the director defendants have taken all steps to ensure a fair and proper process that maximizes value for all CollaGenex shareholders, and to enjoin the payment of any termination fee to Galderma US, Offeror or their affiliates under the terms and conditions of the Merger Agreement. A copy of the complaint in the Action is attached hereto as Exhibit (a)(5)(D) and is hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibit (a)(5)(D).”

Item 12.	Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

(a)(5)(D)	Complaint filed by Marie Ackerbauer, individually, and on behalf of all other public shareholders of CollaGenex Pharmaceuticals, Inc., on March 5, 2008, in the Court of Common Pleas of Bucks County in the Commonwealth of Pennsylvania.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: March 12, 2008

GALDERMA LABORATORIES, INC.
By:	/s/ Albert Draaijer
Name: Albert Draaijer
	Title:	President

GALDERMA ACQUISITION INC.
By:	/s/ Albert Draaijer
Name: Albert Draaijer
	Title:	Treasurer and Vice President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 10, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*

(a)(5)(A)
Press Release Issued by Galderma Pharma S.A., dated February 26, 2008, Announcing the Execution of the Merger Agreement between Galderma US, Offeror and CollaGenex (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Galderma US on February 27, 2008).

(a)(5)(B)
Press Release Issued by CollaGenex, dated February 26, 2008, Announcing the Execution of the Merger Agreement between Galderma US, Offeror and CollaGenex (incorporated in this Schedule TO by reference to the Form 8-K filed by CollaGenex on February 27, 2008).

(a)(5)(C)	Form of Summary Advertisement Published in the Wall Street Journal on March 10, 2008.*

(a)(5)(D)
Complaint filed by Marie Ackerbauer, individually, and on behalf of all other public shareholders of CollaGenex Pharmaceuticals, Inc., on March 5, 2008, in the Court of Common Pleas in the Commonwealth of Pennsylvania, Bucks County.

(d)(1)	Agreement and Plan of Merger, dated as of February 25, 2008, by and among Galderma US, Offeror and CollaGenex.*

(d)(2)
Preferred Stock Purchase and Voting Agreement, dated as of February 25, 2008, by and between Galderma US, Offeror, OCM Principal Opportunities Fund, L.P., Cutchogue Point AP, LLC, Robert J. Easton and Pebblebrook Partners Ltd. (incorporated in this Schedule TO by reference to the Schedule 13D jointly filed by Galderma US and Offeror on March 5, 2008).

*	Previously filed on the Schedule TO, dated March 10, 2008.